United States securities and exchange commission logo





                           August 6, 2021

       Vadim Komissarov
       Chief Executive Officer
       Trident Acquisitions Corp.
       One Liberty Plaza,
       165 Broadway St, 23rd Floor,
       165 Broadway St, 23rd Floor, New York, NY 10006

                                                        Re: Trident
Acquisitions Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed July 7, 2021
                                                            File No. 333-257734

       Dear Mr. Komissarov:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Questions and Answers About The Proposal, page vii

   1.                                                   Please provide Q&As
regarding the following:
                                                            The current
deadline to consummate a business combination, including a discussion of the original
deadline and the number of extensions made to that deadline;
                                                            The current number
of TDAC public shares outstanding following redemptions in
                                                            connection with the
multiple extensions to the deadline to consummate a business combination;
                                                            The original amount
deposited in the trust account following the IPO and the current balance of the
trust account following the redemptions in connection with the multiple extensions
to the deadline;
 Vadim Komissarov
FirstName   LastNameVadim
Trident Acquisitions Corp. Komissarov
Comapany
August      NameTrident Acquisitions Corp.
        6, 2021
August
Page 2 6, 2021 Page 2
FirstName LastName
                That TDAC is currently not in compliance with the listing standards of Nasdaq for acquisition companies because it did not complete a business combination within 36 months of the effectiveness of its IPO registration statement, disclosing the required date and the potential consequences of not meeting this listing standard;
                The maximum number of public shares that can be redeemed that will meet the condition that TDAC have at least $5,000,001 of net tangible assets remaining immediately after the closing; and
                The impact on non-redeeming shareholders of past shareholder redemptions and shareholder redemptions in connection with the vote on the Business Combination
              Proposal. For example, disclose that redeeming shareholders retain their warrants.
              Quantify the value of the warrants, based on recent trading prices, that have been and may be retained by redeeming stockholders and identify any material resulting risks.
What vote is required to approve the Proposals?, page vii

2. Disclose the number and percentage of TDAC public shares that would be required to approve the Business Combination Proposal assuming (i) all outstanding shares are present and voting, and (ii) only a quorum of shares is present. Summary, page 1

3. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination.
         Provide disclosure of the impact of each significant source of dilution, including the amount of equity to be held by Lottery.com stockholders, TDAC initial stockholders and
         TDAC public shareholders, warrants retained by redeeming shareholders and earnout shares, at minimum and maximum redemption levels, including any needed assumptions.
Interests of Certain Persons in the Business Combination, page 5

4. Please highlight the risk that the TDAC Founder Holders and initial stockholders will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
5. Please clarify if the TDAC Founder Holders and initial stockholders can earn a positive rate of return on their investment, even if other TDAC shareholders experience a negative rate of return in the post-business combination company.
6.       Please separately disclose the conflicts of interest of TDAC   s
directors and officers and
         Lottery.com   s directors and officers.
7. Please quantify the amount of cash contributions made by TDAC and by its insiders in connection with extension of the deadline to complete a business combination. Explain how the cash contributions made by TDAC would present a conflict of
interest to TDAC   s
         directors and officers.
 Vadim Komissarov
Trident Acquisitions Corp.
August 6, 2021
Page 3
8.       Please quantify the value of the 4,000,000 earn-out shares.
9. Please include the current value of loans extended, fees due, and out-of-pocket expenses for which the Founder Holders, their affiliates and officers and directors are awaiting reimbursement.
10. Please clarify how the TDAC board considered these conflicts in negotiating and recommending the business combination.
Risk Factors
Risks Related to TDAC's Business and the Business Combination, page 51

11. Disclose the material risks to unaffiliated investors presented by taking Lottery.com public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Proposal No. 1 - The Business Combination Proposal
Background of the Merger, page 77

12. Please discuss the extent to which TDAC or its affiliates engaged in any substantive contacts and negotiations with potential business combination targets between its IPO and
         November 7, 2020, when it became aware of Lottery.com as a potential target.
13. Please discuss each time the TDAC board determined to solicit a shareholder vote to extend the deadline to consummate a business combination. Disclose the outcome of the shareholder votes, including the amount of redemptions, additional deposits made by
         TDAC or any of its affiliates to the Trust Account in connection with these extensions, and the amount of public shares and trust funds remaining after each extension. Disclose what consideration the TDAC board gave to the fact that TDAC would not meet the
         Nasdaq listing requirement to consummate a business combination within 36 months of the effectiveness of its IPO registration statement.
14.      Expand your disclosure of the parties    negotiations of the business
combination and
         related agreements to discuss the specific, material terms proposed in the letters of intent, drafts of the merger agreement, and related transactions, the terms and conditions of the final merger agreement, the determination of the final structure of the proposed transaction, and the ultimate amount and form of consideration. Certain Lottery.com Projected Financial Information, page 80

15. We note that you have included eight opportunities for strategic mergers and acquisitions
FirstName LastNameVadim Komissarov
       in the projections which are projected to close through 2023. Please expand the disclosure
Comapany    NameTrident
       to include         Acquisitions
                  the assumptions      Corp. your conclusion that it is
appropriate to include
                                   underlying
Augustthese  strategic
        6, 2021  Page 3mergers and acquisitions in your projections.
FirstName LastName
 Vadim Komissarov
FirstName   LastNameVadim
Trident Acquisitions Corp. Komissarov
Comapany
August      NameTrident Acquisitions Corp.
        6, 2021
August
Page 4 6, 2021 Page 4
FirstName LastName
16. It appears the Lottery.com projections may have been prepared in 2021. Please explain why the projections show 2020 revenues of $11 million when 2020 revenues were $7.5 million.
Material U.S. Federal Income Tax Considerations, page 115

17. The Business Combination Agreement and other disclosure indicates that the parties intend for the merger to be tax free to certain U.S. holders pursuant to Section 368(a) of the Internal Revenue Code. Please include an opinion of counsel that supports this conclusion. See Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin No. 19.
Business of Lottery.com
Our Company
Overview, page 124

18. We note that you state that you intend to execute on strategic acquisitions and other synergistic opportunities. We also note on page 135 that you have identified as potential acquisition candidates businesses that operate in jurisdictions with sizable TAM. Please expand the disclosure here and elsewhere throughout the document wherever you mention such intentions, such as on pages 131, 135, 143, 146, 151, F-73, to clarify whether you have any acquisitions that are probable of occurring and whether you have any negotiations or letters of intent or agreements for acquisitions at this time that may be significant in the aggregate.
Lottery.com Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 143

19. Tell us whether there are any financial metrics used by Lottery.com s management to evaluate financial performance.
Lottery.com Management's Discussion and Analysis of Financial Condition... Components of Our Results of Operations
Results of Operations, page 147

20. Please expand the discussion of revenue changes from period to period to include separately quantifying changes due to price and volume of the various types of revenues.
         Refer to Financial Reporting Codification section 501.04 for guidance. Unaudited Pro Forma Condensed Combined Financial Information
Mexican Acquisitions, page 167

21. Please expand the disclosure to explain the methodology used to determine the Autolotto share value as of June 30, 2021 of $2.01 used in the purchase consideration calculation.
         Please also expand the disclosure in Note 2(A) on page 175 accordingly.
 Vadim Komissarov
FirstName   LastNameVadim
Trident Acquisitions Corp. Komissarov
Comapany
August      NameTrident Acquisitions Corp.
        6, 2021
August
Page 5 6, 2021 Page 5
FirstName LastName
Beneficial Ownership of Securities, page 188

22. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Polar Asset Management Partners Inc.
Financial Statements - AutoLotto Inc.
Note 2. Significant Accounting Policies
Revenue Recognition, page F-58

23. Please expand the accounting policy for data licensing revenue and other licensing revenue to clarify that revenue from symbolic licenses are recognized over the term of the agreement. Please also revise the disclosure on page F-76 accordingly.
24. Please expand the disclosure to explain the basis for recognition of revenues on a gross basis, i.e. the retail value of the game, focusing on your role in control of the assets in the satisfaction of your performance obligations for lottery gaming revenues.
Note 4. Intangible Assets, net, page F-60

25. We note on the statement of cash flows that you purchased $3.05 million of intangible assets with cash and $15.45 million through the issuance of convertible debt. Please expand the disclosure in Note 4 to provide sufficient detail to explain the increase from
         December 31, 2020 to March 31, 2021 of $18.3 million.
Note 5. Notes Payable and Convertible Debt, page F-63

26. We note on page 151 that a portion of the Series B convertible promissory notes matured on December 31, 2020 and you have verbally agreed with the noteholders to extend the maturity of the notes pending a qualified financing that has not yet occurred. Please expand the disclosure to explain the basis for classification of these notes as current or long-term. If classified as long-term, tell us the basis for your belief that such classification is appropriate.
Note 11. Related Party Transactions, page F-66

27. We note on page F-66 that you have agreed to payment or reimbursement of certain initial and as-incurred expenses to a contractually capped limit, subject to offset by any of
         Master Goblin's positive net income attributable on a per location basis. Please expand the disclosure to clarify the accounting for initial and as-incurred expenses and how the offset of Master Goblin's positive net income is determined and recorded. Please expand the disclosure on page 142 accordingly.
 Vadim Komissarov
FirstName   LastNameVadim
Trident Acquisitions Corp. Komissarov
Comapany
August      NameTrident Acquisitions Corp.
        6, 2021
August
Page 6 6, 2021 Page 6
FirstName LastName
Note 13. Subsequent Events, page F-94

28. We note in February 2021 that you terminated an agreement with Playsino Inc. to pursue a business combination and issued Series B notes to Playsino Inc. amounting to $12.4 million. Please expand the disclosure to clarify the accounting treatment afforded to this transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Senior Staff Accountant, at 202-551-3349 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at 202-551-8816 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Mitchell S. Nussbaum